Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 6, 2012

DATE, TIME AND PLACE:  On February 6, 2012, at 12:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, in the city and state of São Paulo.

CHAIR:    Pedro Moreira Salles.

QUORUM:    The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

To elect as member of the Audit Committee LUIZ ALBERTO FIORE, a Brazilian citizen, married, business administrator and Bachelor of Accounting, bearer of ID (RG-SSP/SP) 4.650.125-3 and with ITIN (CPF) 521.132.568-00, domiciled in Santana do Parnaíba (SP), with offices at 4384, Yojiro Takaoka Avenue, 5th Floor, Suite 518, Alphaville, to complete the current annual term, which shall be valid until the members elected in the Meeting of the Board of Directors succeeding the Ordinary Meeting for the year 2012 take the office.

To take due note that the member of the Audit Committee elected (i) presented the documents evidencing the compliance with all prior conditions of eligibility provided for in sections 146 and 147 of Law no. 6.404/76 and in applicable rules and regulations, especially in Resolutions no. 3.041/02 and no. 3.198/04, both of the National Monetary Council; and (ii) the member will take the office immediately after this election has been approved by the Central Bank of Brazil.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further issues, the meeting was declared closed, these minutes being drafted and having been read and approved, were signed by all. São Paulo (SP), February 6, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer